FreeSeas Announces Settlement of $37.6 million of Debt with $15 million Debt Forgiveness

Athens, Greece, June 2, 2014 -- FreeSeas Inc. (Nasdaq CM: FREE) (“FreeSeas'' or the “Company''), a transporter of dry-bulk cargoes through the ownership and operation of a fleet of five Handysize and one Handymax vessels, announced today that on May 30, 2014, it paid $22.6 million in full settlement of $37.6 million of debt owed to Credit Suisse using funds from the $25 million proceeds of the Company’s sale of the Series D Convertible Preferred Stock and Series C Warrants concluded on May 28, 2014.

Upon receipt of this payment, Credit Suisse canceled the remaining debt of $15 million owed by FreeSeas and its subsidiaries and the bank executed and accordingly delivered the Waiver of Debt and Deed of Release and Reassignment, which included the release of all first preferred mortgages, general assignments of collateral and charter assignments relating to the Company’s vessels M/V Free Jupiter, M/V Free Hero and M/V Free Goddess together with each vessel’s release and reassignment of insurance, as well as the release of all first priority account pledges and corporate guarantee agreements previously executed by our subsidiaries owning these vessels. The Company is expected to recognize a non-cash gain on debt extinguishment of approximately $15 million as a result of the foregoing debt cancellation, which reduces our outstanding bank debt from $59.7 million to $23.2 million.

Mr. Ion Varouxakis, the Company’s CEO made the following statement, “We are very pleased to announce the pay-off of our loan with Credit Suisse involving a very significant forgiveness of $15 million of an outstanding amount of $37.6 million. Today’s debt repayment represents the culmination of a series of transformative transactions for our Company. As a result, four of our six owned vessels are now mortgage-free and the total amount of bank debt on our balance sheet has dramatically shrunk to $23.2 million from approximately $90 million just a few months ago, a reduction resulting in part from the debt forgiveness of approximately $35 million from several lenders. After persistent efforts, the Company has successfully managed to position itself on ever healthier financial grounds, affording it the necessary financial flexibility to expand its fleet of controlled vessels, at a time of unique opportunity in the dry-bulk sector.”

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Athens, Greece. FreeSeas is engaged in the transportation of drybulk cargoes through the ownership and operation of drybulk carriers. Currently, it has a fleet of Handysize and Handymax vessels. FreeSeas' common stock trades on the NASDAQ Capital Market under the symbol FREE. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC's website at http://www.sec.gov. For more information about FreeSeas Inc., please visit the corporate website, www.freeseas.gr.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact Information:

At the Company

FreeSeas Inc.

Dimitris Papadopoulos, Chief Financial Officer

011-30-210-45-28-770

Fax: 011-30-210-429-10-10

dp@freeseas.gr

www.freeseas.gr